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                                                  Filed by Spectrian Corporation
                       pursuant to Rule 425 under the Securities Act of 1933 and
            deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934
                                          Subject Company: Spectrian Corporation
                                                  Commission File No.: 000-24360



         The following is a transcript of a conference call held by Ronald E. Ragland, REMEC, Inc.'s Chairman and Chief Executive Officer, Thomas H. Waechter, Spectrian Corporation's President and Chief Executive Officer, and David L. Morash, REMEC, Inc.'s Chief Financial Officer.



                       Announcement of the Proposed Merger



                    By REMEC, Inc. and Spectrian Corporation



                  May 21, 2002 4:30 p.m. Eastern Daylight Time




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        1               BRENT:  Good day everyone, and welcome to this

        2      REMEC conference call.  This call is being recorded.  At

        3      this time, for opening remarks, I would like to turn the

        4      call over Mr. Ron Ragland, Chief Executive Officer.

        5      Please go ahead, sir.

        6               RON RAGLAND:  Well, thank you all for joining

        7      us on this important call.  We're very pleased to tell

        8      you about our plans, REMEC and Spectrian.  And in

        9      today's call, we have myself; Tom Waechter, who's CEO and

       10      President of Spectrian; and Dave Morash, who's our Chief

       11      Financial Officer.

       12               We're going to limit the comments and the

       13      questions today to the Spectrian acquisition.  It's

       14      going to be a one hour conference call.  We are calling in from

       15      multiple locations, so we may not be choreographed

       16      ideally, but we'll do our best.

       17               It is not our intent to disclose all aspects of

       18      the merger agreement.  We will be filing a merger

       19      agreement approximately the time of the proxy filing,

       20      and we do not intend to address arbitrage questions in

       21      the call today.

       22               I'm going to read the Safe Harbor language,

       23      "Statements in the press release in this conference call

       24      that are not historical are forward-looking statements

       25      which involve known and unknown risks and uncertainties,





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        1      particularly relative to the forecast of income and cash

        2      flow.  Actual results could differ materially from those

        3      implied by such forward-looking statements due to a

        4      variety of factors including general and industry

        5      economic conditions, competition, development factors,

        6      operating costs, and other risks and uncertainties that

        7      are detailed from time to time in our filings with the

        8      Securities and Exchange Commission."

        9               Well, again, thanks for joining us, and we're very

       10      excited about the deal in that it brings the Spectrian and

       11      REMEC families together as a team.  We've gone through a

       12      very methodical and detailed due diligence process on

       13      both sides of the equation.  It will be Tom and mine and

       14      Dave's job today to try to tell you why we're excited

       15      about this and why we think it's good for the

       16      shareholders of our respective companies.

       17               It's been REMEC's goal all along and our battle

       18      cry from the day we started REMEC to deliver an optimum

       19      solution using the best technology available, and

       20      provide our customers a product with the most affordable

       21      cost.  This deal leverages that thesis in a dynamic way

       22      in our Mobile Wireless Infrastructure business.

       23               Tom brings a very strong team to this merger of

       24      capabilities, and I have to tell you from a personal and

       25      a business perspective, I'm thrilled to have Tom joining


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        1      the team as the Chief Operating Officer and President.

        2               Errol Ekaireb, who has been planning a

        3      retirement, has been an incredible asset to this

        4      corporation, and I don't know what we would have ever

        5      done without Errol; just again, a wonderful contribution.  He

        6      will be continuing through a transition period, and then

        7      will continue to be available to the company on special

        8      assignments.  And so I take this moment to thank Errol

        9      for his tremendous contribution as we look forward

       10      excitedly to Tom and what he brings to our team.

       11               We have in this merger, an excellent

       12      combination of technologies.  Although REMEC is

       13      relatively new to the power amplifier market, we have

       14      been praised by the customer community on our technology

       15      achievements.  And when we blend these technology

       16      achievements and the really significant opportunities

       17      that we're looking into and merge those with the

       18      Spectrian technology excellence, it's a very, very

       19      powerful combination.  Quite frankly, we expect to give

       20      our very talented competitors some real challenges in

       21      the competitive marketplace.

       22               We also -- REMEC, as those of you who followed

       23      REMEC in the past know, that our secret to success is

       24      integrating the product to system level, and in doing so,

       25      providing an optimum solution at the most affordable





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        1      cost.  With Tom and Spectrian joining our team, we

        2      believe we'll be at the forefront of giving our customer

        3      an integrated base station solution and   that's very

        4      exciting to us.

        5               Another real -- and I'm going to use the word

        6      "irony" -- another real irony of the deal is that REMEC

        7      and Spectrian have not been head-on competitors, and

        8      where we've focused, they have not, and where they have

        9      focused, we have not.  And what we find when we add the

       10      two companies and our customer bases, that it's just

       11      extremely complimentary.

       12               Tom's going to give you some detail in his

       13      presentation, but let me just use an example.  Our

       14      largest customer at nominally 20 to 25 percent is Nokia.

       15      Tom, Spectrian doesn't do a dollar's worth of business

       16      with Nokia.  Tom's got tremendous activity in Korea, a

       17      significant part of the business.  REMEC has never sold

       18      a dollar to Korea.  And it goes farther than that, and

       19      it's stronger than that, but that gives you the flavor

       20      of our excitement in that area.

       21               So this is going to give us an expanded global

       22      platform and an expanded customer base that's pretty

       23      impressive.  Tom's been practicing there at Spectrian a

       24      flexible outsourcing model, and has two excellent

       25      partners that have been supporting him.  Needless to






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        1      say, that REMEC with its offshore manufacturing

        2      capability will find a dual benefit in this in being

        3      able to have a larger manufacturing base to spread the

        4      infrastructure cost of our company, and also to have the

        5      flexibility to work with and team with these gentlemen

        6      who have provided excellent contract manufacturing

        7      services to Tom in the past.

        8               We also are going to get a significant boost to

        9      our purchasing power equation, and there are some unique

       10      and specific competitive advantages we will gain with

       11      this combination.  So my Global Manufacturing

       12      organization is really excited about this also, and

       13      it's an area where we will be experiencing substantial

       14      synergies.

       15               The combination also underwrites a very

       16      effective Worldwide Sales and Marketing organization.

       17      Tom has an extensive organization as do we.  And again,

       18      because of our global and customer base differences,

       19      what we end up with is an excellent by-product of the

       20      best of both, and so I think that's a key point to share

       21      with you.

       22               For those of you who have followed REMEC for

       23      some time, you know that I've talked in the past about

       24      the chicken egg of building an infrastructure that's

       25      capable of taking this corporation forward to a billion,





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        1      and then a multibillion-dollar performance level in

        2      revenue.  And you've heard me cite that we're building

        3      an infrastructure that needs as a starting platform a

        4      $500,000,000 revenue run rate to fully absorb the

        5      structure we put together.  This deal with modest growth

        6      puts us at that platform, and I think that's a very

        7      important aspect of this transaction.

        8               Further, we're combining two very strong

        9      balance sheets to end up with the strongest balance

       10      sheet in our competitive marketplace, and that balance

       11      sheet is going to fuel our ability to serve our

       12      customers, take advantage of opportunities in the

       13      marketplace, and be able to have the resources to back

       14      up and succeed with our initiatives.

       15               I mentioned earlier that we are

       16      fundamentally -- our core belief is that we deliver

       17      value to our customers, and so being able to deliver in

       18      the Mobile Wireless marketplace and to our customer

       19      community the optimum solution at the most affordable

       20      cost is critical.  This deal adds substantial leverage

       21      to this thesis.

       22               You know, it's easy to sit here and talk about

       23      synergies, but I want to emphasize that in our due

       24      diligence process, we went through a formal process with

       25      Spectrian, and jointly put together the synergy list,






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        1      and we have some very specific expectations that will be

        2      refined as we go forward.  But we're confident that

        3      within the first year of our combination, we'll deliver

        4      a minimum $20,000,000 of synergies to the bottom line

        5      and in excess of $30,000,000 annually thereafter.  I

        6      have talked with Tom and my team extensively about the

        7      importance of developing a transition team to do the

        8      important planning to assure a smooth, effective

        9      integration.  Our most precious resource going forward

       10      is time.  And to the degree that we properly prepare in

       11      our planning for a subsequent execution once the

       12      shareholders authorize this deal is essential.

       13               I've asked Tom as the future Chief Operating

       14      Officer and President of REMEC to run this group, and

       15      we're going to staff it with our best and brightest on

       16      both sides  so that this execution, this

       17      transitional execution, which I expect to be very

       18      straight forward.

         19               I'm going to sidebar for a second and say this

       20      only affects -- this is mobile infrastructure.  It will

       21      not affect our Broadband Wireless group.  It obviously

       22      will not affect our Defense group.  It does not affect

       23      our advanced technologies activities that are going on.

       24               And then for the production group or the Global

       25      Manufacturing group, I think it's very important to


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        1      point out that Tom's already gone to the outsource

        2      model, so in terms of documentation and discipline of

        3      working with a separate organization, we're expecting a

        4      very, very smooth transition and integration.

        5      Nevertheless, we're going to have this transaction

        6      planned in detail and have the total situation wired,

        7      and the day we hit closing, we're flipping the circuit

        8      breaker, and moving out smartly with the implementation.

        9               I'll be making some more comments at the close,

       10      but right now, I'd like to turn it over to Tom.

       11               TOM WAECHTER:  Thanks, Ron, and thanks for all

       12      the positive comments about Spectrian and this

       13      opportunity in front us.

       14               As the President and CEO of Spectrian, I'd like

       15      to take a few minutes to really explain to you what I

       16      think are the benefits and opportunities to our

       17      customers, our shareholders, and as well, the employees

       18      of Spectrian, and why I've been so enthusiastic about

       19      this merger between the two companies.  If I look at the

       20      major benefits, one of the things that the market and

       21      our customers have been demanding of us is to come to an

       22      integrated RF solution for the base stations.  Spectrian

       23      has looked at various ways that we could achieve that,

       24      and when we were able to match up with REMEC and look at

       25      what they have and the number of solutions and the





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        1      technology, we were extremely excited about that,

        2      because it really accelerates what we could do

        3      internally by three to four years with this integrated

        4      model.  So we believe we can move very quickly.  It's

        5      going to provide a very efficient and cost-effective

        6      solution to our customer base.  We know that price is a

        7      very important issue out there and efficiency, and we

        8      believe we can move down that path very, very quickly.

        9               For our customers, it will provide one-stop

       10      shopping.  Where today they maybe have to deal with

       11      three or four different suppliers and try to marry the

       12      equipment together, they're now going to be able to go

       13      to one, REMEC, for a full integrated solution.

       14               And if you look at between the two

       15      organizations and our capabilities in the R&D groups,

       16      this is really going to allow us to get more done with

       17      the same combined entities that we have in R&D.  We won't

       18      be duplicating as many efforts as we do today, and

       19      therefore, we can take on more projects for our

       20      customers, and we see quite a bit of those today in the

       21      market.

       22               Also, we will be working with an ever-widening

       23      customer base.  I think for those who have followed

       24      Spectrian, you know we've worked very diligently over

       25      the last couple of years to really expand our customer






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        1      base.  Going back two years ago, we had one major

        2      customer that was about 80 percent of our business.

        3      We've been able to broaden that, but I'm extremely

        4      excited when I look on one piece of paper now, the major

        5      customers that we'll be working with between REMEC and

        6      Spectrian.

        7               REMEC has a very strong presence with the OEM's

        8      in Europe, a very strong relationship that Spectrian

        9      desperately needs today.  We really don't have that kind

       10      of presence.  I think we both have very strong

       11      interest in China.  We've done a lot of the right

       12      things, and by localization, have a strong presence

       13      there with our people, and now combined, I think that's

       14      just going to even strengthen that much more, and of

       15      course, Spectrian has a really strong heritage in Korea.

       16      That's a major base for us.  We've done extremely well,

       17      and that will open up now to the combined entity.

       18               And an area where REMEC doesn't really play

       19      today in the North American and Latin American network

       20      operators, Spectrian has developed a really strong

       21      business.  So  if I just look at a list of some of the

       22      major customers, to me, again, it's very exciting,

       23      because I've seen what it has taken Spectrian to get to an

       24      expanded customer base.  Now that starts to explode

       25      for all of us.






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        1               Looking at people like Nokia, Samsung, Lucent,

        2      Motorola, Nortel, Verizon, Cingular.  These are the key

        3      players in the industry, and we will have those as a

        4      strong customer base at this point.  I also think for

        5      our shareholders, we will improve the stability.

        6      Spectrian today has one major product offering and a broad

        7      portfolio within that, but we are a standalone power

        8      amplifier business, and as a result, there is a lot of

        9      ups and downs.  There's a lot of cycles.  If I look at

       10      merging in our amplifier business into REMEC's Mobile

       11      Wireless business, it's quite exciting.  Plus, you also

       12      have two other strong business there - that REMEC has

       13      Defense and the Broadband Wireless.

       14               Ron mentioned earlier, and I'll tell you this

       15      is something that gets me extremely excited, is the

       16      combined balance sheet that both companies will have.  I

       17      don't think there's anyone in the industry that will

       18      have the strength of REMEC once we combine our two

       19      balance sheets.  We have no debt, and we'll have

       20      approximately $150,000,000 in cash going forward, and

       21      that really allows to us make those kinds of decisions

       22      that are the right ones for our customers and really

       23      looking at the long-term payback for our investors.

       24               The other thing to me that was very, very

       25      important, and I've been just feeling better and better





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        1      about it as we went through due diligence and I got to

        2      meet Ron more and his team of people is that we are

        3      closely aligned between our corporate cultures.  And I

        4      think any time you do this type of acquisition, and we're

        5      merging Spectrian into REMEC, you can't underestimate

        6      how important that is.  And I think both of our teams --

        7      from the comments and to see how smoothly this has gone

        8      up to this point -- I'm very encouraged by the fact that

        9      we really have a lot of synergies between our corporate

       10      cultures.

       11               So those are some of the benefits I see and the

       12      things that really encourage me to look at merging in

       13      Spectrian into the REMEC organization.  Just if I look

       14      ahead, Ron mentioned being prepared, getting ready to go

       15      as soon as the deal is closed.  We flip the switch, and

       16      we're on with it, and I think that's extremely

       17      important.  The market's moving quickly.  This integrated

       18      solution is important.  We really need to achieve the

       19      synergies both from a revenue standpoint and a cost standpoint

       20      as we go forward, so I'm very excited to have the

       21      opportunity to be leading that charge.  Again, I think

       22      we have very good people on both sides.  We're going to

       23      put our best on there.  As Ron mentioned, we're

       24      going to be ready to go.  We're going to charge out of

       25      the starting blocks very, very quickly.





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        1               I think as a result, our shareholders, which

        2      today are separate, as the  Spectrian and REMEC, as this is

        3      combined, they'll see some very important synergies and I

        4      think some very nice paybacks over time.

        5               At this point, I'd like to turn it over to Dave

        6      Morash for some comments.

        7               DAVE MORASH:  Thanks very much, Tom.  I will

        8      address the deal structure and the synergies --

        9      statements on the synergies are also covered under the

       10      forward-looking statement.

       11               I will not be answering any questions today on

       12      our Quarter or any anticipated restructuring charges.

       13               REMEC will acquire Spectrian for $14 per share

       14      for approximately $160,000,000 in aggregate.  REMEC will

       15      have at its sole discretion the ability to deliver up to

       16      $45 million as part of the acquisition consideration at

       17      any time prior to five days before closing.

       18               Frankly, we don't like our stock where it is,

       19      so if we need to, we will spend cash rather than issue

       20      too-cheap a stock.  I know that you would like to know

       21      what will make us decide one way or another.  We have

       22      made no decision.  We don't have a formula.  We will

       23      look at our price, at our prospects on an ongoing basis,

       24      and when we feel that the time is right to move in one

       25      direction, we'll decide and announce.  Candidly, I





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        1      expect it will be later rather than sooner, so that

        2      REMEC keeps most flexibility in the process.

        3               The stock portion of the offer price will be

        4      based upon a minimum and a maximum value per REMEC's

        5      stock of a floor of $7 and a ceiling of $10.50

        6      respectively.  If the deal is all stock, minimum

        7      exchange ratio of 1.33 giving upside potential to

        8      Spectrian above $10.50 a share for REMEC,  maximum 2.00[exchange]

        9      (correction)ratio for REMEC at $7 or below.  If the deal

       10      is all stock, we will issue a minimum of 15.2 million

       11      shares and a maximum of 22.8 million shares.  Based on

       12      45.2 million REMEC shares currently outstanding, this

       13      results in Spectrian's share of the stockholders

       14      ownership of between 25.2 percent and 33.5 percent of

       15      the combined company.

       16               If things were, say, on plan, the process should

       17      work as follows:  We will file an 8-K shortly.  We'll

       18      work on a proxy and meet SEC requirements, and mail the

       19      proxy sometime in June.  Sometime in July, we'll make

       20      our cash election followed by shareholder votes of both

       21      companies.

       22               Rest assured, the Spectrian shareholders will

       23      know with sufficient notice how much cash they will be

       24      offered in the aggregate.  They will have to wait for

       25      proration results after the vote to know how much each





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        1      shareholder will receive in cash and stock.

        2               With regard to the collar, I would like to give

        3      more details, but I will leave it at that during the

        4      call.

        5               Feel free to call me or my financial advisors

        6      after the call if you have additional collar questions.

        7      You should know that as a principle, the Spectrian

        8      shareholders are protected from the downside or share in

        9      the upside of REMEC's stock only in the non-cash portion

       10      of the deal.  We are paying $14 or $160 million in

       11      aggregate.  But if our stock runs up, the Spectrian

       12      shareholder's benefit, not on the whole $14 price, but

       13      only on that part of the $14 that we do not pay in cash.

       14      It is probably easier to work out specific example.  I

       15      will help you with the math on three examples.  With

       16      REMEC's stock at the $7 to $10[.50] (correction) collar range, above the

       17       collar range or below the collar range.  Let's say that

       18      we use $20 million in cash, about $1.75 a share.  That

       19      leaves $160 million, less $20 million in cash, or

       20      $140 million to pay in stock value.  We will do that

       21      based on REMEC's average closing sales price for a

       22      ten-day period prior to the meetings.  If our average

       23      price is within the  collar range between $7.00 and $10.50,

       24      we will issue shares worth $140 million.  We just divide the $140

       25      million by the average price.  If the average price is





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        1      above the ceiling, say, $14, as we hope, we issue

        2      $140 million, divide it by the maximum value of $10.50,

        3      so 13.3 million shares.  At closing, this could be worth

        4      a total of $20 million in cash plus a value of 13.3

        5      million shares at $14 --$186 million for a total of

        6      $206 million, or an average of $18 a share.  Then

        7      Spectrian shareholders will be happy, but so will REMEC

        8      shareholders.



        9               In reverse, if our stock is $6, we will issue

       10      stock valued at no less than $7 or 20 million shares.  We

       11      will issue 20 million shares to pay the $140 million

       12      in stock value at the floor level of $7, not $6.  The

       13      total actual value will then be $20 million in cash plus

       14      $120 million in stock or a $140 million or less than the

       15      $160 million within the range.

       16               Because of the potential cash component, you

       17      cannot effectively use exchange ratios of 1.33 or 2.00 to

       18      figure out the values received by Spectrian outside the

       19      collar.

       20               Within the collar, it is the $14, but outside,







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        1      it is more or less influenced not by the whole value of

        2      the transaction, but only by the portion which we do not

        3      elect in cash.

        4               Again, to make our decision, we will look at

        5      all factors -- do we like our stock price, do we need the

        6      cash, and decide, but you will have sufficient notice to

        7      determine your choice.

        8               I should mention that there is a $6,000,000

        9      break-up fee.  There is no walk-away point at the stock

       10      price, and there are normal merger conditions in the

       11      contract, such as regulatory approvals.

       12               In terms of synergies as we stated in the press

       13      release, REMEC expects that the transaction will

       14      generate very substantial synergies, and will be accretive to

       15      its earnings in the first year following closing

       16      excluding, of course, the transaction-related expenses

       17      based on achieving expected synergies.

       18               A preliminary evaluation of synergies conducted

       19      by REMEC and Spectrian indicates estimated operating

       20      synergies in excess of $20 million in the 12 months

       21      following closing, and in excess of $30 million as an exit,

       22       thereafter.  Fundamentally, with our larger size,

       23      the transaction will absorb unused capacity in a number

       24      of areas.

       25               We expect to generate synergies from a number





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        1      of areas including the elimination of duplicate expenses

        2      in sales and marketing, research and development,

        3      finance and accounting, general and administrative,

        4      corporate spending, a number of department items, such

        5      as repair cost reduction, QA spending, IT network

        6      spending, and HR spending.  These are combined with raw

        7      materials purchasing leverage as well as savings on

        8      redundant facilities, and we've assumed a modest amount

        9      of additional revenues based upon our larger market

       10      presence and combined effort.

       11               Now I'd like to turn the call back over to Ron.

       12      Ron?

       13               RON RAGLAND:  Okay.  Thanks, Dave, I'll make a

       14      couple of other comments and go into questions.

       15               First of all, there will be a test on all that

       16      math that we just threw at you.  And I want to point out

       17      that we're going to have a webcast that we do on the

       18      10th of June which will expand on the information we've

       19      presented today.  The webcast will also talk about the

       20      broader companies and how it looks.  We will be in New York

       21       at an investor conference, and both Spectrian and

       22      REMEC will be presenting at that investor conference on

       23      the 11th of June.  We also intend to have a webcast

       24      followed by a road show at an appropriate

       25      point in time before the shareholder vote where we






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        1      intend to address investors and customers.

        2               I would tell you that a random feedback is that

        3      the substantial number of investor calls and customer

        4      calls into both companies have been exceedingly

        5      positive, and that buoys our confidence that we feel in

        6      the goodness of this merger.

        7               So with those comments, Brent, let's go to

        8      questions.

        9               BRENT:  Thank you, Mr. Ragland.

       10               Today's question-and-answer session will be

       11      conducted electronically.  If you would like to ask a

       12      question, please hit the * followed by the digit 1 on

       13      your touch-tone phone.  Again, that's *1 for questions.

       14      We'll take them in the order that they are presented in

       15      as much time is allowed.

       16               Our first question is from Rich Valera with

       17      Needham & Company.

       18               MR. VALERA:  Good afternoon, gentlemen, and

       19      congratulations on the market reaction yesterday.  It's

       20      pretty rare these days to see even the acquired

       21      company's stock price go up.

       22               First, the question I think for you, Tom, on

       23      the product side, we know your products pretty well,

       24      your power amp products, can you talk about how they fit

       25      within what REMEC has on the power amp side, and if





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        1      there's some complimentary products there and if there's

        2      some overlap?  Thanks.

        3               TOM WAECHTER:  Yeah, I think as Ron mentioned,

        4      we haven't seen each other a lot in the market as far as

        5      direct competition and a customer base, but I think what

        6      we have evaluated with the REMEC technology as we've

        7      gone through due diligence is quite impressive.  They've

        8      really worked up some advanced technology that I think

        9      is being very well received by the OEM's.  I think in

       10      most cases, it's complimentary.  As you know, Spectrian

       11      has been working on the XNN technology and digital

       12      predistortion, and those types of areas.  And I think really

       13      they're complimentary types of technologies from

       14      everything we've seen.

       15               And again, I want to emphasize by putting the

       16      two R&D groups together, the resources we have to really

       17      address solutions for our customer base is very

       18      significant in this industry, so I would say mostly

       19      complimentary and actually allowing us to get more

       20      projects done over a period of time as a combined entity

       21      rather than doing it alone.

       22               MR. VALERA:  Great, and on the integrated product front,

       23      can you give us an idea, Ron and Tom, where you think

       24      you first might attack in terms of integrating products,

       25      you know, presumably integrating some components in with

        1      the power amps maybe first?

        2               RON RAGLAND:  I'll just make a knee-jerk

        3      reaction to that.  I think the biggest -- probably one

        4      of the biggest next steps with each of OEM's we serve is

        5      "how are you going to provide us an integrated solution?"

        6      Needless to say, this is how REMEC has built our

        7      company.  It is being at the forefront of integrating an

        8      optimum solution up toward the system level.  So Tom

        9      said in his remarks that the customers were demanding

       10      this vertical integration.  I would go so far as to say

       11      the customers are screaming for it, and it's, I

       12      believe -- I don't want to speak for Tom here, but I'll

       13      toss it over to him, and say that I think that was a

       14      major motivation for Spectrian to have these

       15      discussions.

       16               TOM WAECHTER:  Yeah, it was, Ron.  You know, as

       17      I mentioned earlier, as we look at what the customers'

       18      needs were and we looked at technology road maps, it was

       19      very clear that this integration model was coming faster

       20      than any of us anticipated even six months ago, so

       21      again, this gives us three or four steps very quickly

       22      with the integration.

       23               I think back to your question, specifically,

       24      Rich, I would say, one, that it's very obviously the

       25      amplifiers and filters.  I mean, that's something we're

        1      hearing on a regular basis now, but, you know, I think

        2      without giving any secrets out, we've got some ideas

        3      where we can be proactive and offer some solutions even

        4      beyond that what may be the customers actually thinking

        5      today as well.

        6               MR. VALERA:  Great.

        7               BRENT:  Now we go next to Dale Pfau of CIBC

        8      World Markets.

        9               MR. PFAU:  Congratulations, gentlemen.

       10               RON RAGLAND:  Thanks.

       11               MR. PFAU:  Ron, for one time, I've got you.

       12      I'm in China this time, and you're finally, I guess,

       13      back in San Diego for awhile?

       14               RON RAGLAND:  That's a flip, isn't it?

       15               MR. PFAU:  That's a new one.

       16               Congratulations, guys, great merger of the two.

       17      I've got a question, I guess, that's a financial thing.

       18      Taking a look at the synergies you're talking about, you

       19      know, both REMEC and, certainly, Spectrian, recently have

       20      suffered from margin deterioration and stagnating

       21      margins in the low 20's.  With the synergies and with

       22      your outlooks in the businesses, can we see those

       23      margins creep up any time soon, or are we

       24      looking -- and what is your outlook for the combined

       25      company now for where we can actually get to in margins

        1      over the next 12 to 18 months?

        2               RON RAGLAND:  The Company is not going to get

        3      anywhere near our stock expectation without delivering

        4      our shareholder community, the investor community,

        5      strong bottom line profits and damn good margins.  We're of

        6      the belief that we can have a competitively differentiated

        7      product that gives good value and gives REMEC good

        8      margins going forward, and I would say that operating

        9      margins at approximately 30 percent would be a

       10      reasonable target.  Needless to say, the customer

       11      community would always like to see it lower, and we'd

       12      always like to see it higher, so -- but I think that

       13      that's a reasonable balance between the two influences.

       14               TOM WAECHTER: One of the things that we've seen is with
this

       15      integration of the technology, if you do it inside one

       16      company, I think you can make that technology much more

       17      efficient and cost effective, and then both the customer

       18      and the company can benefit from that rather than

       19      multiple companies designing the product trying to bolt

       20      them together later.  You build in a lot of redundancy

       21      that way, but I think there's some uptake in the margin

       22      and benefit directly to the customer, you know, from

       23      those synergies of planning it in advance.

       24               RON RAGLAND: Our deteriorated margins at this point in
time

       25      are more volume based than they are individual

        1      achievement based; in other words, back to my point

        2      about $500,000,000 -- and I'll use it -- just stupid

        3      example.  My paycheck -- it's much better for my paycheck

        4      to be absorbed by a $500,000,000 revenue than it is by a

        5      $350,000,000 revenue, so I think the deteriorating

        6      margins are not a function of the product design, the

        7      price the customer's paying.  I think it's the fact that

        8      we had such a steep and abrupt cutback in business, and

        9      we're not going to layoff, not to live for another day.

       10               Now, I say that at the same time Tom's taken

       11      his team from 700 to 250 and outsourced his

       12      manufacturing, and we've laid off just shy of a third of

       13      the REMEC team over the past year, which is painful as

       14      hell, so -- but we cannot layoff infrastructure and

       15      capability that are required to become the

       16      billion-dollar company that we hope to become in the

       17      near future.

       18                 DAVE MORASH: I guess I would add to  that --

       19      this is probably the first transaction that we've done

       20      where we really are planning a full integration of the

       21      operation, and so I think -- you know, of any size

       22      anyway.  And so I think this -- our ability to execute

       23      will then allow us to generate some pretty significant

       24      synergies relatively rapidly and improve those margins

       25      that you talked about.

        1               RON RAGLAND:  Yeah, I've mentioned in perhaps

        2      many previous conference calls that the reorganization

        3      and restructuring of the company is going to allow a

        4      significant extraction of synergies as we bring

        5      additional teams into the family.  This is going to be

        6      an exemplar situation, I think, that proves out that

        7      prediction.

        8               MR. PFAU:  Ron, just a correction, you said

        9      30 percent net operating; do you actually mean

       10      30 percent gross margins?

       11               RON RAGLAND:  Yes, is what I -- I'm sorry.  I

       12      thought I said gross margins.

       13               MR. PFAU:  Okay.

       14               RON RAGLAND:  The delirium of the moment, so,

       15      yeah, 30 percent gross margins.  I do want you to know

       16      and we've said this in previous conference calls, we're

       17      not going to be satisfied unless we have pretax profits

       18      well into double digits, and a very important aspect of

       19      the total REMEC structuring is the clever and effective

       20      tax consideration we've worked -- that we've worked out

       21      and the fact that we have manufacturing facilities in

       22      tax-free zones, so we understand what it takes, we

       23      believe, to be valued in the market in the future by our

       24      investors, and we intend to deliver a strong bottom

       25      line.

        1               MR. PFAU:  And one other question.  Obviously,

        2      you've been a leader in the consolidation and sort of

        3      the infrastructure subassembly components base.  Should

        4      we look for more of that in the industry?

        5               RON RAGLAND:  Only if it makes sense.  I guess

        6      that's a way of being cute, isn't it?  I'd say that we're

        7      not in a frenzy.  There are some very significant

        8      opportunities for consolidation of talented teams.  This

        9      is one such where we've been extremely pleased with some

       10      of the other values we've been able to extract from the

       11      marketplace.  And what a wonderful feeling to reiterate

       12      a tune that I've been singing for some time.  What a

       13      wonderful aspect of this downturn to extinguish

       14      nonviable business plans.

       15               So we think we've got a viable model here.

       16      We've got a viable team going forward, and we're going

       17      to be competing against other viable business plans.

       18               BRENT:  And we go next to Charles DiSanza with

       19      GKM.

       20               MR. DISANZA:  Hello, gentleman.  Ron, I don't

       21      think we've met before.

       22               RON RAGLAND:  No, I don't think so, Charles,

       23      and I'm having trouble hearing, and I'm guessing that

       24      everybody else might be, so --

       25               MR. DISANZA:  Okay.

        1               RON RAGLAND:  -- push a little more volume.

        2               MR. DISANZA:  I'll push a little more volume

        3      out.

        4               RON RAGLAND:  There you go.

        5               MR. DISANZA:  What specifically do you sell to

        6      Nokia for the infrastructure --

        7               RON RAGLAND:  Yeah, basically --

        8               MR. DISANZA:  -- and secondly, who provides the

        9      power supplies?

       10               RON RAGLAND:  You know, I don't know who

       11      provides their power supplies.  That's not in our world.

       12      We develop primarily microwave and millimeterwave product

       13      here, so power supply, I don't know.

       14               But we provide front end, passive, distribution

       15      filtering.  We have also into their base station

       16      products, various coverage enhancement products that we

       17      provide to them, and we have been working with them

       18      diligently to expand that product offering.  And I think

       19      this combination with Spectrian, although our

       20      technology, I believe, is exciting, we're a relatively

       21      new entrant from in terms of legacy and critical mass to

       22      a major OEM and the size of their needs.  So I believe

       23      that the OEM community will view this combination as

       24      putting a -- oh, I believe we already have a checkmark

       25      in technology in power amplification.  This is going to

        1      give an addition to that and positive checkmarks on

        2      cost.  It's going to add  legacy and critical mass to

        3      our credential, and I think it's going to be very

        4      powerful.

        5               MR. DISANZA:  Tom, any comments to that?

        6               TOM WAECHTER:  No, I think if you look again at

        7      the technology that REMEC's working on, our technology

        8      at Spectrian, and then you know, we have 850,000 power

        9      amplifiers installed around the world, so it's a huge

       10      knowledge base that was developed with time, and I think

       11      again, combining that with what REMEC has to offer, it's

       12      quite powerful.

       13               MR. DISANZA:  But away from the microwave and

       14      millimeterwave stuff, what are you really talking -- are you talking

       15      about receive channel filtering, existing products --

       16      I'm sorry.

       17               RON RAGLAND:  I'm talking about everything in

       18      a base station that operates at microwave, and certainly,

       19      when we look at base station backhaul, we'll be looking at

       20      millimeter wave also.  So I would say you're welcome if

       21      you're interested to call in, and we'll line you up

       22      with --

       23               MR. DISANZA:  Right.

       24               RON RAGLAND:  -- the right information, the right folks
that can give

       25      you a technical description

        1               MR. DISANZA:  You spoke about other teams, and

        2      the allusion that maybe you have more acquisitions.

        3               What about other products?  What kind of

        4      product would help you fill out your importance to the

        5      carriers?

        6               RON RAGLAND:  Charles, I don't wish to be the

        7      least bit rude.  You're welcome to call me personally,

        8      but this conference call is primarily on the Spectrian

        9      acquisition, and I'm going to go to a next call, so

       10      you're welcome to call me, and I'd be glad to address

       11      that with you.

       12               BRENT:  Our next question is from Mark Jordon

       13      with A.G. Edwards.

       14               MR. JORDAN:  Good afternoon, gentlemen.

       15               First of about, I'd like to talk about the

       16      manufacturing capabilities that REMEC has and how that

       17      can be leveraged with this acquisition.

       18               Do you have the capabilities, or where would

       19      you potentially shift the work ACT Thailand is doing to

       20      Philippines, Costa Rica or China, and do they have

       21      the capabilities in-house today to assume that

       22      work?

       23               RON RAGLAND:  Hi, Mark.  How are you doing?

       24               MR. JORDAN:  Just great.

       25               RON RAGLAND:  For those of you who have

        1      listened to me before, you know we've got a strength of

        2      being open and direct and a weakness of being open and

        3      direct.

        4               Right now, there's a couple manufacturers

        5      sitting out there who were serving Spectrian who are

        6      very interested in what I have to say on the subject.

        7               I'm going to try to find a construct that fully

        8      utilizes our manufacturing capabilities and still treats

        9      them as a partner and tries to understand their needs

       10      having served Spectrian.

       11               I personally believe that we're going to be

       12      generating substantial additional revenues in our

       13      combination.  David has stated that in our synergies,

       14      we've taken a very conservative look at that.  But there

       15      will be a significant impact on our purchasing power,

       16      and we will be moving as we grow product into both Costa

       17      Rica, the Philippines, and China.  So I see this as a

       18      very, very important step in creating the absorption

       19      base for our global manufacturing infrastructure.  I'm

       20      very hopeful that we're able to deal -- interact,

       21      communicate with the Spectrian's existing suppliers and

       22      find a win/win instead of a disappointment.  That would

       23      be my goal.  Recognize that it's a sensitive subject.

       24               MR. JORDAN:  Right.  As you've mentioned, your

       25      combined balance sheets would have upwards of

        1      $150,000,000 worth of cash as we speak.  Ron, you've

        2      placed an emphasis on maintaining a strong balance

        3      sheet, you know, during these tough times here.  How

        4      far -- with the client companies, how far would you be

        5      willing to allow your cash position to work down,

        6      either, you know, by incremental acquisitions or use

        7       cash for, again, offsetting the acquisition loss?

        8               RON RAGLAND:  Mark, you know, I think if you

        9      ask -- David, unless you want to jump in there, I'd be

       10      reluctant to want to put a number on it.  I don't feel

       11      like this acquisition was made to acquire cash.  That

       12      wasn't on my list of synergies.  I felt very comfortable

       13      where we were.

       14               The fact of the matter is, though, there are

       15      incredible values of different varieties in a

       16      marketplace that is under as much pressure as this

       17      marketplace.  So I think we look at each deal

       18      individually and separately and make a judgment.

       19               I think that the $150 million plus that we'll

       20      have without debt puts us in an excellent position to

       21      make value judgments going forward.

       22               And Tom had a comment that he wanted to add to

       23      your last question, also.

       24               TOM WAECHTER:  Yeah, I want to take a second.

       25      We were talking about manufacturing.  One of the things

        1      that really excites me about the combination of the

        2      low-cost offshore manufacturing that REMEC has today, a

        3      very high quality, and our outsourcing model, it gives

        4      us a lot of flexibility for upticks in the market.  I do

        5      believe when the market starts to turn, it can turn very

        6      quickly, and I think it gives us -- the ongoing REMEC

        7      entity, one of the few companies out there that have

        8      redundant manufacturing capabilities to offer to the

        9      major customers.  And I know that's very important to

       10      large customers to ensure our outsource of supply, so

       11      I'm pretty excited about the balance we can reach

       12      between the two going forward.

       13               DAVE MORASH:  Okay.  And I guess I would add

       14      just in terms of the cash side, that obviously, that

       15      changes as we improve our cash flow position, and

       16      you know, so our No. 1 focus at this point is to improve

       17      and get to a strong positive cash flow, which then

       18      allows us greater flexibility in terms of the use of the

       19      cash for acquisitions and other things.

       20               BRENT:  We go next to Lee Parker with Compass

       21      Fund.

       22               MR. PARKER:  Hi, guys.

       23               RON RAGLAND:  Hi.

       24               TOM WAECHTER:  Hi.

       25               MR. PARKER:  I'm just, I don't know a little curious as
to

        1      the timing of the acquisition.  It seems that

        2      Spectrian's business has been, you know, very weak

        3      lately.  You know, quarterly revenues declining, and

        4      probably getting down to about $20 million this quarter,

        5      and yet you seem to be implying that on a run rate basis,

        6      the revenue might be $150 million.

        7               I'm just wondering -- I don't know if you can

        8      talk a little bit more about why you're doing this

        9      acquisition now and why not wait a little while?

       10               RON RAGLAND:  Well, I guess that's always a

       11      good question.  I would say that it's not -- it hasn't

       12      been a knee-jerk.  It's been -- I've been looking and talking

       13      with Spectrian for six years, so it's not a recent

       14      familiarity.  I would say that as both companies looked

       15      at the market going forward, we both saw excellent

       16      reasons to do the deal now, and I'm going to let it go

       17      at that, and invite Tom to make any comments he might

       18      want to make.  You know, I think the entire market's

       19      under pressure.  Both stocks are under pressure from a

       20      relative point of view.  We thought that this was a good

       21      transaction.  We think we accurately understand their

       22      future.  They think they accurately understand our

       23      future.  I believe we're both right.

       24               And Tom, what have you got to say about it?

       25               TOM WAECHTER:  Yeah, I would say from a timing

        1      standpoint, a lot of it, to me, was dictated by what the

        2      customers' needs were.  And as we said earlier, the

        3      integrated model is something that the customers are

        4      getting very, very interested in and has really come

        5      upon us very quickly.

        6               I think not to go down a rat hole here, but if

        7      you look at the Spectrian revenue, we actually, in our

        8      December quarter from September, had about 27,

        9      28 percent gross, and we had 8 percent from December to

       10      March, and that was the first fiscal fourth quarter that

       11      we had an up quarter in about three or four years, so I

       12      don't think we've been in a declining revenue situation

       13      from that standpoint.

       14               BRENT:  And we go next to Mike Walkley with RBC

       15      Capital Market.

       16               MR. WALKLEY:  Thank you.  Congratulations on

       17      the deal.  It seems like a great fit.

       18               I was wondering if you could just go back to the
synergies real

       19      quick and could you maybe share how much of the

       20      $20 million of synergies comes from cross-selling

       21      opportunities and maybe receive the most of those cross-selling opportunities and how much would come from

       23      on the cost side?

       24               RON RAGLAND:  That's a good question, and I'd

       25      say -- I would say that a large part of the synergies

        1      that we've evaluated, and Dave --

        2      Dave and Tom, I'm going to throw out a knee-jerk of 85

        3      to 90 percent is going to be from cost synergies.

        4               We have actually put very little speculation --

        5      although we have substantial enthusiasm, we've put various

        6      speculation into prospective  increased sales or cross

        7      sales, although they're clearly there.  I would say

        8      we're dealing with a little higher order in terms of the

        9      rationale and the basis for the synergy estimates that

       10      we've done, therefore, they tend to be predominantly

       11      cost based.

       12               Tom?

       13               MR. WALKLEY:  I'm sorry?

       14               DAVE MORASH:  Go ahead.  I'm sorry.  The --

       15      certainly, the analysis that we've done is based upon

       16      the fact that, you know, we're two public companies, and

       17      so there's duplicates costs there and duplicate costs in

       18      terms of how we operate.  And so we really more looked

       19      at the expense side.  Really, the revenue side, we

       20      figured while we think it's significant, we think that

       21      that takes a little while longer to get it going and so

       22      forth.  And we've got to bid on things, and those have

       23      got to turn into sales.  So we really have not spent

       24      much in the way of synergy forecast relative to the

       25      sales.  And I would say that Ron is correct in the

        1      estimate  -- it might even be a little bit higher than

        2      that, so it's probably 90 percent is cost synergies.

        3               RON RAGLAND:  Tom?

        4               TOM WAECHTER:  Yeah.  I think Dave,  is very

        5      accurate in the way we've gone through the synergy

        6      analysis between the two teams and came to the

        7      conclusion.  I think the cost part is always the part

        8      that's more predictable and use more manageable.  The

        9      revenue synergies are there.  It's a matter of spending some

       10      more time out with the customer bases now.  We've become

       11      public with this announcement, and are able to see what

       12      kind of levels we're talking about as we go forward on

       13      our revenue side.

       14               MR. WALKLEY:  Okay.  Great, thank you.

       15               One quick question for you, Tom.  We've seen the

       16      Andrew Celiant-- and now the REMEC and Spectrian combined.  Any

       17      thoughts on a long-term remaining independent power amp supplier

       18      in the market?

       19               TOM WAECHTER:  Well, you know, I don't want to

       20      single out a specific competitor, but I would say that

       21      one of the things that did catch my eye would be -- was

       22      the Andrews Celient combination of the move towards

       23      integrated solutions.  I felt very good about this

       24      combination between REMEC and Spectrian with where we're

       25      going to come out as this thing closes and can come out

        1      very quickly.  But as you can see from my enthusiasm

        2      about it, I do believe it's the right model to follow.

        3      And again, I think there's a lot of synergies by doing

        4      it that way.

        5               RON RAGLAND:  I think I would be at fault if I

        6      did not state that REMEC was getting substantial

        7      traction in the marketplace promoting an integrated

        8      solution.  It's our skill.  It's what we built the

        9      company around.  It's the secret to our success in

       10      defense, and we believe it's "deja vu all over again" here

       11      in the commercial world.  So I've mentioned why the

       12      addition of Spectrian to our thesis makes us so much

       13      more powerful.  Point made, I guess.

       14               BRENT:  Thank you.  We go next to John Cardoza

       15      with Chesapeake Partners.

       16               MR. CARDOZA:  First of all, just

       17      congratulations on the transaction.

       18               RON RAGLAND:  Thanks, John.

       19               MR. CARDOZA:  My question was partially

       20      answered.  It just relates to the time period over which

       21      you considered the transaction.  It sounds like the

       22      companies have known each other for a while.

       23               Maybe you can give some more color as to how the

       24      discussions lead to what seems like a very good

       25      combination?

        1               TOM WAECHTER:  Yeah, I can give some light on

        2      that.  You know, Spectrian has obviously known REMEC for

        3      quite awhile.  Again, we are competitors on the market,

        4      but we don't tend to fall over each other every day.

        5               I've gotten to know Ron through some of the

        6      industry forums, panelist meetings, those types of things.

        7      Over that time, we've spent some time together to talk

        8      about the industry and where we thought this thing was

        9      going.  I liked what I saw with REMEC, aggressive

       10      company.  They're out there.  They're always pushing the

       11      envelope forward, building this integrated model, and you

       12      know, that attracted my attention, and then when I started

       13      really understanding their business more and how well

       14      these two things fit together, and we really didn't have

       15      a lot of revenue that we had -- we're sharing, that is,

       16      it's pretty much, you know, all additional revenue

       17      between the two of us, it was a -- something that I felt

       18      very comfortable with.  And, you know, I approached Ron

       19      and talked about the potentials of the businesses going

       20      forward, and I think one thing led to another after that

       21      as far as the enthusiasm around, what this could bring

       22      to the marketplace.

       23               RON RAGLAND:  Two other comments.  The first

       24      one is he called me about a half hour before I would

       25      have called him, and it started six months ago in this

        1      last cycle, and it went through probably three cycles

        2      prior to that over the past six years.

        3               BRENT:  And we'll take our last question from Larry

        4      Harris with H.C. Wainright.

        5               MR. HARRIS:  Yes, thank you, and good afternoon

        6      and congratulations on the announcement.

        7               I was wondering if I could just get some

        8      additional information as to what types of REMEC

        9      products might be sold directly to service providers.  I

       10      know that Spectrian's customers include Cingular, and

       11      any clarification would be helpful?

       12               RON RAGLAND:  Yeah.  Right now, you know, the

       13      REMEC history was to be initially a prime contractor to

       14      defense primes, and then we entered the commercial

       15      arena back in 1995 with a cold start under the belief

       16      that our defense technology was applicable to the

       17      commercial arena.

       18               We started out in the same frame, if you will,

       19      business model serving the OEM just like we served the

       20      prime contractor.  One of the attractions to the Airtech

       21      acquisition several years ago was the fact that

       22      they were in the product business, and we had been

       23      primarily OEM.  Well, with the squeeze on OEM operating

       24      margin, so they get their competitive advantage,

       25      products became very attractive to us, because if you've

        1      got the leading solution in the space, you've got a

        2      competitive advantage in technology and the cost of the

        3      product.  And you do your job really, really right, you

        4      can get substantially north of the gross margins that

        5      you can earn from the OEM's.  So our concept has been

        6      moving toward how do we blend a strong niche product

        7      business that doesn't step on the toes of our customers

        8      with a strong OEM business, and we happen to be very

        9      strong believers in the synergy of the two working

       10      together constructively between us and our customers and

       11      also us and the service providers.

       12               Now, the specific answer to the question is we

       13      sell mast head amplifiers.  We sell boosters for base

       14      stations.  We're selling fixed wireless access, total

       15      solutions, and very -- now, I said I wasn't going to

       16      talk about anything else, so I'm not going to tell you

       17      how excited I am about that market space in the less

       18      developed countries.  We'll save that for the 10th and

       19      11th.

       20               And we sell point-to-point radios.  To present

       21      there haven't been great sales to the service provider

       22      community, but be assured, across the board, we're

       23      looking at how to go to a Nirvana downstream of 50/50

       24      OEM and niche product, and try to get a blended gross

       25      margin north of that 30 percent I was talking about.






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        1               Tom, with his support here in North America

        2      of -- for example, of Verizon and Cingular adds to that

        3      product perspective, and we see this being able to be

        4      accomplished without it being disruptive to our OEM

        5      customers.  As a matter of fact, we see a strategy that

        6      allows it to be very constructive and very favorable in

        7      terms of them getting what they want at a lower price

        8      across a greater absorption base with some insights and

        9      possibly even some market advantages by working together

       10      as a team, so I hope that's not too "high fa-lootin" an

       11      answer.

       12               Tom, would you add to that?

       13               TOM WAECHTER:  Yeah.  I think Ron's very right.

       14      You know, we can look at some very integrated, I think,

       15      solutions that we already have a strong relationship

       16      with these network operators.  I think we can just take

       17      that to the next level as we look at offering them some new

       18      cost savings and efficiencies in their base station and

       19      continue to grow a strong relationship with the OEM's at

       20      the same time.

       21               BRENT:  And that concludes today's

       22      question-and-answer portion.  I'd now like to turn the

       23      call back over to Mr. Ragland for any additional or

       24      closing remarks.

       25               RON RAGLAND:  Well, we're, you know,




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        1      historically into --  I mean, we love doing what we're

        2      doing, and we love the idea of doing a good job for our

        3      shareholder.  But I happen to maybe not throw out the

        4      right set of adjectives or adverbs, but I'm really

        5      tickled with this deal from top to bottom, the

        6      synergies, the opportunity to work with Tom, the merging

        7      of the technologies.  I think probably the only sadness

        8      in the whole damn thing is the fondness we have and the

        9      respect we have for Errol, and the fact that we all get

       10      older, and someday we're going to retire and focus on

       11      other things, so that's the only downer.  Errol's going

       12      to stay near us and close to us, so that's the good

       13      news.

       14               I also want to point out that Spectrian has

       15      been served by RBC, and REMEC has been served by

       16      Needham, and so any questions or any appropriate issues

       17      you want to address to our investment banking advisors,

       18      they would be the targets.

       19               And so it's a pleasure to talk to you.  We will be,

       20      as I said, webcast on the 10th of June, investment

       21      conference on the 11th of June in New York,  CIBC

       22      Conference.  We also will be doing a webcast followed by

       23      a road show to interested investors and customers before

       24      the shareholder vote, and we'll announce that in plenty

       25      of time.






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        1               So thanks for joining us, and I appreciate your

        2      positive and supportive comments.  Bye-bye.

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